

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC



05048930

March 24, 2005

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2005

Re: Ford Motor Company
Incoming letter dated March 16, 2005

Dear Mr. Sherry:

This is in response to your letter dated March 16, 2005 concerning the shareholder proposal submitted to Ford by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received letters on the proponent's behalf dated March 17, 2005 and March 23, 2005. On March 9, 2005, we issued our response expressing our informal view that Ford could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.


RECD S.E.C.
MAR 2 5 2005
1086

Sincerely,

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

March 16, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Reconsideration of Staff Decision of Ray T. Chevedden and Veronica G. Chevedden Family Trust Proposal

Ladies and Gentlemen:

Ford Motor Company ("Ford" or the "Company") respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its decision of March 9, 2005 (see Attachment I) denying Ford's request to omit the shareholder proposal described below from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2005.

The Ray T. Chevedden and Veronica G. Chevedden Family Trust, a shareholder of Ford (the "Proponent"), submitted for inclusion in the 2005 Proxy Materials a proposal and supporting statement requesting that a committee of independent directors be formed to evaluate and make recommendations regarding any conflict of interest between the holders of the Company's Class B Stock and the holders of the Company's common stock (the "Proposal;" see Exhibit 1 to Attachment I). The independence standard the Proposal required the Company to adopt was that of the 2004 independence definition of the Council of Institutional Investors ("CII Definition"). The Proponent appointed Mr. John Chevedden as its designee to act on its behalf in matters related to the Proposal. The Company proposed to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.
- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

In this reconsideration request, we address only the first basis for exclusion, namely that the Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.

The Proposal is Beyond the Power of the Company to Implement

The Staff did not concur in the Company's request to omit the Proposal on the basis that the Proposal was beyond the power of the Company to effectuate. This was despite the fact that, on February 27, 2005, the Staff concurred in the exclusion of a proposal submitted by Mr. Chevedden that requested the Company to adopt a policy that the Company's Chairman of the Board be an independent director according to the CII Definition (the "Chevedden Proposal"). In that instance, the Staff stated that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." Consequently, the Staff concurred that the Chevedden Proposal could be omitted pursuant to Rule 14a-8(i)(6).

It is unclear why the Staff would reach a different conclusion with respect to the Proposal. If the Board cannot be expected to ensure that its chairman meets the CII Definition at all times, it is difficult to conceive how the Board can be expected to ensure that one or more other directors would meet and maintain the same standard and thus be eligible for service on the committee recommended by the Proposal. As in the Chevedden Proposal, the Proposal does not appear to provide an opportunity or mechanism to cure such a violation. Perhaps the Staff made a distinction based on the Proposal stating the "shareholders request a policy to establish a committee of strictly independent directors." However, the Proposal states further that such policy should be formalized as a corporate governance policy or bylaw. This is exactly the same request made in the Chevedden Proposal and with respect to which the Staff concurred in its omission.

Even if a distinction was made based on the Proposal suggesting adoption of a policy rather than a by-law, such a distinction would be contrary to recent Staff No-Action Letters. In *Cintas Corporation* (August 27, 2004) the Staff concurred in the omission of a proposal that requested that the board adopt a policy that the Chairman be an independent director who has not previously served as an executive officer, and that the policy be implemented as soon as possible after the 2005 Cintas annual meeting, as being beyond the power of the board to implement. The Staff stated that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

Similarly, the Proposal does not offer any opportunity to Ford to cure a violation of the standard required in the Proposal. The Proposal does not contain similar language to the proposal in *Merck & Co.* (December 29, 2004). In *Merck* the proposal stated a policy separating the roles of chairman and chief executive officer be implemented whenever possible. Nothing in the Proposal implies that the Company may cure a violation of the Proposal. Mr. Chevedden made much about the definition of the word "policy" in his letters to the Staff arguing that omission should not be allowed. Mr. Chevedden argued that "policy" implies that it is only a guideline, not a requirement. The definition of "policy" has not changed since the Staff issued its decision concerning the Chevedden Proposal on February 27 nor has it changed in the few months since the Staff issued its decision in *Cintas*. For the reasons cited above and for the reasons contained in the Company's No-Action Request of January 12, 2005, the Company respectfully requests the Staff to reconsider its decision not to concur in the exclusion of the Proposal as being beyond the power of the Company to implement under Rule 14a-8(i)(6).

In accordance with Rule 14a-8(j), the Proponent and its designee are being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending them a copy of this letter and its attachment. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibit

cc: Mr. Ray T. Chevedden (via Federal Express)
Mr. John Chevedden (via Federal Express)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Jerome –
I don't know if
this was "my copy,"
but my file is complete.
Thx.
PJS
3/16

March 9, 2005

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Re: Ford Motor Company
Incoming letter dated January 12, 2005

Dear Mr. Sherry:

This is in response to your letters dated January 12, 2005 and February 8, 2005 concerning the shareholder proposal submitted to Ford by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received letters on the proponent's behalf dated January 21, 2005, February 4, 2005, and February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Secretary

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2005.

The Ray T. Chevedden and Veronica G. Chevedden Family Trust, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2005 Proxy Materials a proposal and supporting statement requesting that a committee of independent directors be formed to evaluate and make recommendations regarding any conflict of interest between the holders of the Company's Class B Stock and the holders of the Company's common stock (the "Proposal;" see Exhibit 1). The Proponent appointed Mr. John Chevedden as its designee to act on its behalf in matters related to the Proposal. The Company proposes to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.
- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.
- The Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.



The Proposal is Beyond the Power of the Company to Effectuate

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power of the company to implement. The Proposal is beyond the power of Ford to implement because it would require the Company to form a committee of independent directors who would meet the standard of independence of the 2004 Council of Institutional Investors definition (the "CII Definition"). In order to comply with the Proposal, the Company would be required to ensure that a group of directors (the Proponent does not indicate the appropriate size of the committee) meeting the CII Definition would be: (i) elected to Ford's Board of Directors by Ford shareholders; and (ii) willing to serve on a committee to evaluate and make recommendations regarding conflicts of interest (if any) between the holders of Class B Stock and the holders of common stock.

Ford is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its stockholders. Although vacancies of the Board may be filled by a vote of the majority of the directors, a person who is appointed as a director to fill a vacancy must stand for election after his or her initial term expires. Moreover, Ford does not have a classified Board and each director is elected each year by the Company's shareholders. Consequently, Ford's stockholders ultimately determine the persons to serve as Ford directors.

Recently, the Staff has permitted exclusion of several shareholder proposals under Rule 14a-8(i)(6) that required directors holding a certain position to meet an independence standard. *See Bank of America Corporation* (February 24, 2004); *Wachovia Corporation* (February 24, 2004); *AmSouth Bancorporation* (February 24, 2004); and *H.J. Heinz Company* (June 14, 2004) *SouthTrust Corporation* (January 16, 2004) (proposals recommending that the Board amend the by-laws to separate the roles of Chairman and Chief Executive Officer and to require that an independent director serve as Chairman are excludable under Rule 14a-8(i)(6)). In each of the above decisions the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."

Consequently, because Ford cannot control who is elected or retained as a director, Ford cannot control whether a group of persons meeting the CII Definition for independence would be elected. Furthermore, Ford could not ensure that if such a group were elected, any members of the group would be willing to serve on the proposed committee. In *Bank of America Corporation* (February 20, 2001), the Staff permitted exclusion of a proposal requesting that all members of the Compensation Committee be independent, as defined in the proposal, on the grounds that it was beyond the power of the company to implement. Of even greater relevance is the Staff's concurrence in the omission of a shareholder proposal in *AT&T Corp.* (February 13, 2001) where Mr. Chevedden (the Proponent's designee) proposed that the company's key board committees transition to independent directors using the independence standard of the Council of Institutional Investors.

As with the above-cited no-action letters, the Proposal is beyond the power of the Company to implement because it is not within the Company's power to ensure that individuals meeting the specified criteria would be elected and serve on the proposed committee. The Company, therefore, respectfully requests the Staff to concur in the omission of the Proposal from Ford's 2005 Proxy Materials under Rule 14a-8(i)(6).

Ford notes that it has voluntarily included substantially similar proposals from the Proponent in past proxy materials. This fact, however, should have no relevance to the Staff's determination of whether the Proposal is excludable from the Company's 2005 Proxy Materials, especially given the most recent no-action letters issued by the Staff.

The Company has Substantially Implemented Proposal

Under Rule 14a-8(i)(10), a company may exclude a proposal if the company is already doing – or substantially doing – what the proposal seeks to achieve. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters, which have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). To be moot, the proposal need not require exact correspondence between the actions sought by a proponent and the company's actions in order for the proposal to be excluded. Rather, the standard is whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *See Exchange Act Release No. 20091* (August 16, 1983).

As noted, shareholder proposals are considered substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices, and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. Ford's Board of Directors has established a Nominating and Governance Committee (the "Committee") composed entirely of independent directors as defined by the New York Stock Exchange and Ford's Corporate Governance Principles. The Charter of the Nominating and Governance Committee (see Exhibit 2) specifies the responsibilities and duties of the Committee. Among the Committee's responsibilities is evaluating, monitoring, and making recommendations to the Board with respect to corporate governance policies and procedures. Specifically, the Committee is to "Review management's monitoring of compliance with the Company's Standards of Corporate Conduct, consider any requests for waivers of the Company's code of ethics by directors or executive officers and review any proposed transaction between the Company and its directors or executive officers." Consequently, the Board has already appointed a committee of independent directors that is charged with the responsibility of evaluating conflicts of interest. Moreover, each director's fiduciary duty is to act in the best interest of all shareholders.

Although the independence standards of the Company and the New York Stock Exchange are different from the CII Definition, we believe that because the Company has met its regulatory and internal standards of independence, the essential purpose



of the proposal has been met. Because the Company already has a committee of independent directors charged with evaluating conflicts of interest, the Company has substantially implemented the Proposal. *See Citigroup, Inc.* (February 25, 2003) (proposal requesting shareholder approval of shareholder rights plan was excludable because company's board had adopted a similar policy); *The Talbots Inc.* (April 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on certain human rights standards was excludable because the company had formerly established and implemented a similar standard); and *The Gap, Inc.* (March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code and discussed child labor issues with shareholders). Consequently, the Company requests the Staff to concur in its position that the Proposal may be omitted because the Company has substantially implemented the Proposal.

The Proposal is Impermissibly Vague and Indefinite

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the proxy rules. This includes proposals that are so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See Woodward Governor Co.* (November 26, 2003) (proposal requesting "compensation" for the "executives in the upper management (that being managers to board members)" based on stock growth was excludable under 14a-8(i)(3)); and *Proctor and Gamble Co.* (October 25, 2002) (proposal requesting that the board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation and intimidation because they are stockholders of publicly owned companies was excludable under 14a-8(i)(3)).

More significantly, the Staff has permitted companies to exclude proposals under Rule 14a-8(i)(3) that request the company to adopt a particular definition or set of guidelines when the proposal or supporting statement failed to include any description of the substantive provisions of the definition or set of guidelines being recommended. In *The Boeing Company* (February 10, 2003) the Staff concurred in the omission of a proposal submitted by Mr. John Chevedden, who is the Proponent's designee, which requested the company to appoint a chairman that met the independence definition of the Council of Institutional Investors. The Proponent attempts to rectify the flaw of not including a description of the substantive provisions of the CII Definition in the Proposal by stating: "Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to our company." The CII Definition (see Exhibit 3) is comprised of several specific guidelines that are significantly more stringent than the independence standards of the New York Stock Exchange (see Exhibit 4) and the Company's own independence guidelines (see Exhibit 5). Without providing shareholders with more of a substantive description of the CII Definition than the cursory one sentence summary in the Proposal, shareholders would not be aware that the standard they are being asked to vote upon would be significantly more restrictive the independence definition that the New York Stock Exchange requires and the independence guidelines the Company has adopted.

See also Smithfield Foods, Inc. (July 18, 2003) (proposal requested company to prepare a report based upon the Global Reporting Initiative without defining that term is excludable); and *Johnson & Johnson* (February 7, 2003) (proposal requesting adoption of Glass Ceiling Commission's business recommendations without defining the recommendations is excludable).

Because the Proposal fails to include a description of the substantive provisions of the CII Definition it is impermissibly vague in violation of Rule 14a-8(i)(3). Consequently, the Company respectfully requests the Staff to concur in the Company's decision to omit the Proposal from its 2005 Proxy Materials on that basis.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials on the grounds that it contravenes: (i) Rule 14a-8(i)(6) as being beyond the power of the Company to effectuate; (ii) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and (iii) Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent and its designee is being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending them a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibit

cc: Mr. Ray T. Chevedden (via Federal Express)
Mr. John Chevedden (via Federal Express)



EXHIBIT 1

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

Dear Mr. Ford,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,


Ray T. Chevedden


11-14-04

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Peter Sherry, Jr.
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

3- Form Independent Committee to Address Ford Family Conflicts with Shareholders

RESOLVED: Form Independent Committee to Address Ford Family Conflicts with Shareholders. In other words form an Independent Board Committee to prevent conflicts of interest between Ford Family shareholders and regular shareholders. Ford shareholders request a policy to establish a committee of strictly independent directors to evaluate (before the fact if possible) and make recommendations regarding any question of conflict of interest between Ford family shareholders and regular shareholders. The standard of independence is that of the Council of Institutional Investors www.cii.org updated in 2004. And formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company.

The initial reason for this proposal topic was the Ford Recapitalization Agreement which was submitted to shareholders in August 2000. Major institutional investors opposed this Ford plan.

The TIAA-CREF teachers retirement fund, and leading state retirement funds in California and New York objected to the recapitulation plan because it put regular shareholders at a further disadvantage to Ford family shareholders.

The Ford Family was allowed to control 40% of the voting power while cutting their Ford stock holdings by 28%. Ford Family shares were allowed 16-votes per share compared to the one-vote per share for regular shareholders.

$8 Million Profit for Mr. William Ford

An additional reason for an independent committee was the 2002 revelation that Goldman Sachs gave hot Initial Public Offering (IPO) shares to William Clay Ford, Jr. This resulted in an initial paper profit of $8 million. Former Enron Chairman Ken Lay and former Tyco CEO Dennis Kozlowski (who faced charges in court that he looted Tyco) were allowed to buy Goldman IPO shares – but not as many shares as Mr. Ford. Mr. Ford's transaction was among those labeled as "corrupt practices" by the House Financial Services Committee, *USA Today*, December 13, 2002. Furthermore Goldman Sachs Group President John Thornton sat on the Ford board.

IPO allocations were widespread to executives of investment-banking clients, such as Mr. Ford while ordinary investors were routinely denied access to IPOs. Ford shareholder Roger Berger asked our board to demand that Mr. Ford give his company the profits from his purchase of 400,000 Goldman IPO shares.

I believe that Mr. Ford has not resolved this by giving his windfall IPO profits to charity. These profits belong to Ford shareholders. Ford shareholders had no voice in deciding who would get this multimillion dollar windfall and received no credit for this donation.

I believe Mr. Ford's conduct here is too similar to the conduct of Mr. Kozlowski, who was charged with looting Tyco. Mr. Kozlowski used more than $40 million of Tyco funds to make charitable contributions that either benefited him or that he represented as his personal donations, *Business Week*, Dec. 1, 2003.

These further developments adds to the reasons for an Independent Committee to prevent Ford Family conflicts.

Form Independent Committee to Address Ford Family Conflicts with Shareholders
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

Ford Motor Company

Peter J. Sherry, Jr.
Secretary

November 19, 2004

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Ray T. Chevedden Shareholder Proposal for 2005 Annual Meeting

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the shareholder proposal of the Ray T. Chevedden and Veronica G. Chevedden Family Trust and the instruction to direct all communication to you. The cover letter requests that the proposal relating to the establishment of an independent committee to address conflicts between holders of Class B stock and holders of common stock (the "Proposal") be included in the Company's proxy materials for the 2005 Annual Meeting of Shareholders. We have confirmed the share ownership eligibility of the Ray T. Chevedden and Veronica G. Chevedden Family Trust to submit the shareholder proposal.

If you have any questions relating to the Proposal, please contact me at (313) 323-2130 or Jerome Zaremba at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



World Headquarters
One American Road, Dearborn, Michigan 48126-2798 USA



Charter of the Nominating and Governance Committee of the Board of Directors

I. Purpose

The Nominating and Governance Committee shall provide assistance to the Board of Directors in fulfilling its responsibility to the shareholders by:

- Identifying individuals qualified to become directors, consistent with criteria approved by the Board, and recommending to the Board for selection the candidates for all directorships to be filled by the Board or by the shareholders;

- Developing and recommending to the Board a set of corporate governance principles applicable to the Company; and

- Evaluating, monitoring and making recommendations to the Board with respect to the corporate governance policies and procedures of the Company.

II. Structure and Operations

Composition and Qualifications

The Nominating and Governance Committee shall be comprised of two or more members of the Board, each of whom is determined by the Board to be "independent" in accordance with the rules of the New York Stock Exchange and any other applicable legal or regulatory requirement.

Appointment and Removal

The members of the Nominating and Governance Committee shall be designated by the Board annually and shall serve until such member's successor is duly designated or until such member's earlier resignation or removal. Any member of the Nominating and Governance Committee may be removed from the Committee, with or without cause, by a majority vote of the Board.

Unless a Chair is designated by the Board, the members of the Nominating and Governance Committee shall designate a Chair by majority vote of the full Nominating and Governance Committee membership. The Chair will chair all regular sessions of the Nominating and Governance Committee and set the agendas for Nominating and Governance Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Nominating and Governance Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Nominating and Governance Committee and, to the extent not expressly reserved to the Nominating and Governance Committee by the Board or by applicable law, rule or regulation, to any other committee of directors of the Company appointed by it, which may or may not be composed of members of the Nominating and Governance Committee.

III. Meetings

The Nominating and Governance Committee shall ordinarily meet at least four times annually, or more frequently as circumstances dictate. Any member of the Nominating and Governance Committee may call meetings of the Nominating and Governance Committee.

Any director of the Company who is not a member of the Nominating and Governance Committee may attend meetings of the Nominating and Governance Committee; provided, however, that any director who is not a member of the Nominating and Governance Committee may not vote on any matter coming before the Nominating and Governance Committee for a vote. The Nominating and Governance Committee also may invite to its meetings any member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Nominating and Governance Committee may meet in executive session, as the Nominating and Governance Committee deems necessary or appropriate.

IV. Responsibilities and Duties

The following functions shall be the common recurring activities of the Nominating and Governance Committee in carrying out its purpose set forth in Section I of this Charter. These functions should serve as a guide with the understanding that the Nominating and Governance Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Nominating and Governance Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Nominating and Governance Committee outlined in Section I of this Charter.

The Nominating and Governance Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern within the purpose of the Nominating and Governance Committee that the Nominating and Governance Committee deems appropriate or necessary and shall have the sole authority to retain and terminate outside counsel or other experts for this purpose, including the authority to approve the fees payable to such counsel or experts and any other terms of retention.

To fulfill its responsibilities and duties, the Nominating and Governance Committee shall:

Board Composition, Evaluation and Compensation

(1) Recommend to the Board criteria for the selection of new directors to serve on the Board.

(2) Identify individuals believed to be qualified as candidates to serve on the Board, consistent with criteria approved by the Board, and recommend that the Board select the candidates for all directorships to be filled by the Board or by the shareholders at an annual or special meeting. In identifying candidates for membership on the Board, the Nominating and Governance Committee shall take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. In addition, the Nominating and Governance Committee shall review and make recommendations to the Board whether members of the Board should stand for re-election. It shall consider matters relating to the retirement of Board members.

(3) Conduct all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates as directors. In that connection, the Nominating and Governance Committee shall have sole authority to retain and to terminate any search firm to be used to assist it in

identifying candidates to serve as directors of the Company, including sole authority to approve the fees payable to such search firm and any other terms of retention.

(4) Review and make recommendations, as the Nominating and Governance Committee deems appropriate, regarding the composition and size of the Board in order to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

(5) Recommend to the Board compensation for non-employee directors. In discharging this duty, the Nominating and Governance Committee shall be guided by the following: (i) compensation should be competitive and fairly compensate directors for the time and effort required of Board and Committee members in a company of Ford's considerable size and scope; (ii) compensation should align directors' interests with the long-term interests of shareholders; and (iii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Each year, the Nominating and Governance Committee shall review non-employee director compensation.

(6) At least annually, and as circumstances otherwise dictate, oversee evaluation of the Board of Directors.

Committee Selection and Composition

(7) Recommend members of the Board to serve on the committees of the Board, giving consideration to the criteria for service on each committee as set forth in the charter for such committee, as well as to any factors the Nominating and Governance Committee deems relevant, and where appropriate, make recommendations regarding the removal of any member of any committee.

Corporate Governance

(8) Periodically review the charter and composition of each committee of the Board and make recommendations to the Board for the adoption of or revisions to the committee charters, the creation of additional committees or the elimination of Board committees.

(9) Consider the adequacy of the By-Laws and Certificate of Incorporation of the Company and recommend to the Board, as conditions dictate, that it adopt amendments to the By-Laws and that it propose amendments to the Certificate of Incorporation for consideration by the shareholders.

(10) Develop and recommend to the Board a set of corporate governance principles and guidelines and keep abreast of developments with regard to corporate governance to enable the Nominating and Governance Committee to make recommendations to the Board in light of such developments as may be appropriate.

(11) Review management's monitoring of compliance with the Company's Standards of Corporate Conduct, consider any requests for waivers of the Company's codes of ethics by directors or executive officers and review any proposed transactions between the Company and its directors or executive officers.

(12) Consider policies relating to meetings of the Board. This may include meeting schedules and locations, meeting agendas and procedures for delivery of materials in advance of meetings.

Reports

(13) Report regularly to the Board (i) following meetings of the Nominating and Governance Committee, (ii) with respect to such other matters as are relevant to the Nominating and Governance Committee's discharge of its responsibilities and (iii) with respect to such recommendations as the Nominating and Governance Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Nominating and Governance Committee designated by the Nominating and Governance Committee to make such report.

(14) Prepare an annual report on corporate governance matters for inclusion in the proxy statement.

(15) Maintain minutes and other records of meetings and activities of the Nominating and Governance Committee, as appropriate under Delaware law.

V. Annual Performance Evaluation

The Nominating and Governance Committee shall perform a review and evaluation, at least annually, of the performance of the Nominating and Governance Committee and its members, including a review of adherence of the Nominating and Governance Committee to this Charter. In addition, the Nominating and Governance Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Nominating and Governance Committee considers necessary or appropriate. The Nominating and Governance Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.

March 2004

EXHIBIT 3

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COUNCIL *of* INSTITUTIONAL INVESTORS

Independent Director Definition

Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

- independence is critical to a properly functioning board,

- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,

- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,

- while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Thus, the members of the Council approved the following basic definition of an independent director:

an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareholders. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not be considered independent if he or she:

(a) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners and general partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" of the corporation is an entity that within the last 5 years represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

(b) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

(c) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation which account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year, or if the third-party is a debtor or creditor of the corporation, the amount owed exceeds 1 percent of the corporation's or the third party's assets. Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates or has been a direct beneficiary of any donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

(f) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director;

(g) has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation

or

(h) is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareholders is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence, and diligence that a prudent person acting in a like capacity would use.

Approved 3/25/04

1730 Rhode Island Avenue, NW, Suite 512, Washington DC 20036
Tel: 202.822.0800 FAX: 202.822.0801

Section 303A

Corporate Governance Rules

As of November 3, 2004

What follows are the corporate governance rules of the New York Stock Exchange approved by the SEC on November 4, 2003, and amended on November 3, 2004, other than Section 303A.08, which was filed separately and approved by the SEC on June 30, 2003. These rules are codified in Section 303A of the NYSE's Listed Company Manual.

On August 3, 2004, the NYSE filed SR-NYSE-2004-41 with the Securities and Exchange Commission, which proposed amendments to the corporate governance rules set out in Section 303A of the NYSE Listed Company Manual. The NYSE initially requested expedited SEC approval, but subsequently amended the filing on August 30, 2004 to delete that request. The NYSE amended the filing again on October 28, 2004. This second amendment reflected comments from the SEC and the public. Specifically, it withdrew the NYSE's proposed changes to the definition of immediate family member for use in the context of the bright line independence test relating to a listed company's audit firm. On November 2, 2004, the NYSE filed a third amendment to include language in the proposed amendments giving listed companies until their first annual meeting after June 30, 2005, to replace a director who was independent under the prior test but who would not be independent under the proposed revised Section 303A.02(b)(iii) bright line test for director independence relating to audit firms.

303A Corporate Governance Standards

General Application

Companies listed on the Exchange must comply with certain standards regarding corporate governance as codified in this Section 303A. Consistent with the NYSE's traditional approach, as well as the requirements of the Sarbanes-Oxley Act of 2002, certain provisions of Section 303A are applicable to some listed companies but not to others.

Equity Listings

Section 303A applies in full to all companies listing common equity securities, with the following exceptions:

Controlled Companies

A listed company of which more than 50% of the voting power is held by an individual, a group or another company need not comply with the requirements of Sections 303A.01, .04 or .05. A controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination in its annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC. Controlled companies must comply with the remaining provisions of Section 303A.

Limited Partnerships and Companies in Bankruptcy

Due to their unique attributes, limited partnerships and companies in bankruptcy proceedings need not comply with the requirements of Sections 303A.01, .04 or .05. However, all limited partnerships (at the general partner level) and companies in bankruptcy proceedings must comply with the remaining provisions of Section 303A.

Closed-End and Open-End Funds

The Exchange considers the significantly expanded standards and requirements provided for in Section 303A to be unnecessary for closed-end and open-end management investment companies that are registered under the Investment Company Act of 1940, given the pervasive federal regulation applicable to them. However, closed-end funds must comply with the requirements of Sections 303A.06, .07(a) and (c), and .12. Note, however, that in view of the common practice to utilize the same directors for boards in the same fund complex, closed-end funds will not be required to comply with the disclosure requirement in the second paragraph of the Commentary to 303A.07(a), which calls for disclosure of a board's determination with respect to simultaneous service on more than three public company audit committees. However, the other provisions of that paragraph will apply.

Business development companies, which are a type of closed-end management investment company defined in Section 2(a)(48) of the Investment Company Act of 1940 that are not registered under that Act, are required to comply with all of the provisions of Section 303A applicable to domestic issuers other than Sections 303A.02 and .07(b). For purposes of Sections 303A.01, .03, .04, .05, and .09, a director of a business development company shall be considered to be independent if he or she is not an "interested person" of the company, as defined in Section 2(a)(19) of the Investment Company Act of 1940.

As required by Rule 10A-3 under the Exchange Act, open-end funds (which can be listed as Investment Company Units, more commonly known as Exchange Traded Funds or ETFs) are required to comply with the requirements of Sections 303A.06 and .12(b) and (c).

Rule 10A-3(b)(3)(ii) under the Exchange Act requires that each audit committee must establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters. In view of the external management structure often employed by closed-end and open-end funds, the Exchange also requires the audit committees of such companies to establish such procedures for the confidential, anonymous submission by employees of the investment adviser, administrator, principal underwriter, or any other provider of accounting related services for the management company, as well as employees of the management company. This responsibility must be addressed in the audit committee charter.

Other Entities

Except as otherwise required by Rule 10A-3 under the Exchange Act (for example, with respect to open-end funds), Section 303A does not apply to passive business organizations in the form of trusts (such as royalty trusts) or to derivatives and special purpose securities (such as those described in Sections 703.16, 703.19, 703.20 and 703.21). To the extent that Rule 10A-3 applies to a passive business organization, listed derivative or special purpose security, such entities are required to comply with Sections 303A.06 and .12(b).

Foreign Private Issuers

Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Exchange Act) are permitted to follow home country practice in lieu of the provisions of this Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, .11 and .12(b) and (c).

Preferred and Debt Listings

Section 303A does not generally apply to companies listing only preferred or debt securities on the Exchange. To the extent required by Rule 10A-3 under the Exchange Act, all companies listing only preferred or debt securities on the NYSE are required to comply with the requirements of Sections 303A.06 and .12(b) and (c).

Effective Dates/Transition Periods

Except for Section 303A.08, which became effective June 30, 2003, listed companies will have until the earlier of their first annual meeting after January 15, 2004, or October 31, 2004, to comply with the new standards contained in Section 303A, although if a listed company with a classified board would be required (other than by virtue of a requirement under Section 303A.06) to change a director who would not normally stand for election in such annual meeting, the listed company may continue such director in office until the second annual meeting after such date, but no later than December 31, 2005. In addition, foreign private issuers will have until July 31, 2005 to comply with the new audit committee standards set out in Section 303A.06, and will not be required to provide the written affirmations required by Section 303A.12(c) until after that date. As a general matter, the existing audit committee requirements provided for in Section 303 continue to apply to listed companies pending the transition to the new rules. On November 3, 2004, the SEC approved a change to the Section 303A.02(b)(iii) bright line test for director independence relating to audit firms. Companies will have until their first annual meeting after June 30, 2005, to replace a director who was independent under the prior test but who is not independent under the current test.

Companies listing in conjunction with their initial public offering will be permitted to phase in their independent nomination and compensation committees on the same schedule as is permitted pursuant to Rule 10A-3 under the Exchange Act for audit committees, that is, one independent member at the time of listing, a majority of independent members within 90 days of listing and fully independent committees within one year. Such companies will be required to meet the majority independent board requirement within 12 months of listing. For purposes of Section 303A other than Sections 303A.06 and .12(b), a company will be considered to be listing in conjunction with an initial public offering if, immediately prior to listing, it does not have a class of common stock registered under the Exchange Act. The Exchange will also permit companies that are emerging from bankruptcy or have ceased to be controlled companies within the meaning of Section 303A to phase in independent nomination and compensation committees and majority independent boards on the same schedule as companies listing in conjunction with an initial public offering. However, for purposes of Sections 303A.06 and .12(b), a company will be considered to be listing in conjunction with an initial public offering only if it meets the conditions of Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, namely, that the company was not, immediately prior to the effective date of a registration statement, required to file reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Companies listing upon transfer from another market have 12 months from the date of transfer in which to comply with any requirement to the extent the market on which they were listed did not have the same requirement. To the extent the other market has a substantially similar requirement but also had a transition period from the effective date of that market's rule, which period had not yet expired, the company will have the same transition period as would have been available to it on the other market. This transition period for companies transferring from another market will not apply to the requirements of Section 303A.06 unless a transition period is available pursuant to Rule 10A-3 under the Exchange Act.

References to Form 10-K

There are provisions in this Section 303A that call for disclosure in a listed company's Form 10-K under certain circumstances. If a listed company subject to such a provision is not a company required to file on Form 10-K, then the provision shall be interpreted to mean the annual periodic disclosure form that the listed company does file with the SEC. For example, for a closed-end fund, the appropriate form would be the annual Form N-CSR. If a listed company is not required to file either an annual proxy statement or an annual periodic report with the SEC, the disclosure shall be made in the annual report required under Section 203.01 of the NYSE Listed Company Manual.

1. Listed companies must have a majority of independent directors.

Commentary: Effective boards of directors exercise independent judgment in carrying out their responsibilities. Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest.

2. **In order to tighten the definition of "independent director" for purposes of these standards:**

(a) **No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.**

Commentary: It is not possible to anticipate, or explicitly to provide for, all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director's relationship to a listed company (references to "company" would include any parent or subsidiary in a consolidated group with the company). Accordingly, it is best that boards making "independence" determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the listed company, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.

The identity of the independent directors and the basis for a board determination that a relationship is not material must be disclosed in the listed company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC. In this regard, a board may adopt and disclose categorical standards to assist it in making determinations of independence and may make a general disclosure if a director meets these standards. Any determination of independence for a director who does not meet these standards must be specifically explained. A company must disclose any standard it adopts. It may then make the general statement that the independent directors meet the standards set by the board without detailing particular aspects of the immaterial relationships between individual directors and the company. In the event that a director with a business or other relationship that does not fit within the disclosed standards is determined to be independent, a board must disclose the basis for its determination in the manner described above. This approach provides investors with an adequate means of assessing the quality of a board's independence and its independence determinations while avoiding excessive disclosure of immaterial relationships.

(b) **In addition, a director is not independent if:**

(i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer,[1] of the listed company.

Commentary: Employment as an interim Chairman or CEO or other executive officer shall not disqualify a director from being considered independent following that employment.

(ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service.

Commentary: Compensation received by a director for former service as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test. Compensation received by an immediate family member for service as an employee of the listed company (other than an executive officer) need not be considered in determining independence under this test.

(iii) (A) The director or an immediate family member is a current partner of a firm that is the company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company's audit within that time.

(iv) The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

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[1] For purposes of Section 303A, the term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934.

Commentary: In applying the test in Section 303A.02(b)(v), both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year of such other company. The look-back provision for this test applies solely to the financial relationship between the listed company and the director or immediate family member's current employer; a listed company need not consider former employment of the director or immediate family member.

Contributions to tax exempt organizations shall not be considered "payments" for purposes of Section 303A.02(b)(v), provided however that a listed company shall disclose in its annual proxy statement, or if the listed company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC, any such contributions made by the listed company to any tax exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from the listed company to the organization exceeded the greater of $1 million, or 2% of such tax exempt organization's consolidated gross revenues. Listed company boards are reminded of their obligations to consider the materiality of any such relationship in accordance with Section 303A.02(a) above.

General Commentary to Section 303A.02(b): An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

In addition, references to the "company" would include any parent or subsidiary in a consolidated group with the company.

Transition Rule. Each of the above standards contains a three-year "look-back" provision. In order to facilitate a smooth transition to the new independence standards, the Exchange will phase in the "look-back" provisions by applying only a one-year look-back for the first year after adoption of these new standards. The three-year look-backs provided for in Section 303A.02(b) will begin to apply only from and after November 4, 2004.

As an example, until November 3, 2004, a listed company need look back only one year when testing compensation under Section 303A.02(b)(ii). Beginning November 4, 2004, however, the listed company would need to look back the full three years provided in Section 303A.02(b)(ii).

3. **To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.**

Commentary: To promote open discussion among the non-management directors, companies must schedule regular executive sessions in which those directors meet without management participation. "Non-management" directors are all those who are not executive officers, and includes such directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason.

Regular scheduling of such meetings is important not only to foster better communication among non-management directors, but also to prevent any negative inference from attaching to the calling of executive sessions. A non-management director must preside over each executive session of the non-management directors, although the same director is not required to preside at all executive sessions of the non-management directors. If one director is chosen to preside at all of these meetings, his or her name must be disclosed in the listed company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC. Alternatively, if the same individual is not the presiding director at every meeting, a listed company must disclose the procedure by which a presiding director is selected for each executive session. For example, a listed company may wish to rotate the presiding position among the chairs of board committees.

In order that interested parties may be able to make their concerns known to the non-management directors, a listed company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group. Such disclosure must be made in the listed company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC. Companies may, if they wish, utilize for this purpose the same procedures they have established to comply with the requirement of Rule 10A-3 (b)(3) under the Exchange Act, as applied to listed companies through Section 303A.06.

While this Section 303A.03 refers to meetings of non-management directors, if that group includes directors who are not independent under this Section 303A, listed companies should at least once a year schedule an executive session including only independent directors.

4. **(a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.**

   (b) The nominating/corporate governance committee must have a written charter that addresses:

      (i) the committee's purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a

set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii) an annual performance evaluation of the committee.

Commentary: A nominating/corporate governance committee is central to the effective functioning of the board. New director and board committee nominations are among a board's most important functions. Placing this responsibility in the hands of an independent nominating/corporate governance committee can enhance the independence and quality of nominees. The committee is also responsible for taking a leadership role in shaping the corporate governance of a corporation.

If a listed company is legally required by contract or otherwise to provide third parties with the ability to nominate directors (for example, preferred stock rights to elect directors upon a dividend default, shareholder agreements, and management agreements), the selection and nomination of such directors need not be subject to the nominating committee process.

The nominating/corporate governance committee charter should also address the following items: committee member qualifications; committee member appointment and removal; committee structure and operations (including authority to delegate to subcommittees); and committee reporting to the board. In addition, the charter should give the nominating/corporate governance committee sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.

Boards may allocate the responsibilities of the nominating/corporate governance committee to committees of their own denomination, provided that the committees are composed entirely of independent directors. Any such committee must have a published committee charter.

5. **(a) Listed companies must have a compensation committee composed entirely of independent directors.**

(b) The compensation committee must have a written charter that addresses:

(i) the committee's purpose and responsibilities – which, at minimum, must be to have direct responsibility to:

(A) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO's compensation level based on this evaluation; and

(B) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and

(C) produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company's annual proxy statement or annual report on Form 10-K filed with the SEC;

(ii) an annual performance evaluation of the compensation committee.

Commentary: In determining the long-term incentive component of CEO compensation, the committee should consider the listed company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the listed company's CEO in past years. To avoid confusion, note that the compensation committee is not precluded from approving awards (with or without ratification of the board) as may be required to comply with applicable tax laws (i.e., Rule 162(m)). Note also that nothing in Section 303A.05(b)(i)(B) is intended to preclude the board from delegating its authority over such matters to the compensation committee.

The compensation committee charter should also address the following items: committee member qualifications; committee member appointment and removal; committee structure and operations (including authority to delegate to subcommittees); and committee reporting to the board.

Additionally, if a compensation consultant is to assist in the evaluation of director, CEO or executive officer compensation, the compensation committee charter should give that committee sole authority to retain and terminate the consulting firm, including sole authority to approve the firm's fees and other retention terms.

Boards may allocate the responsibilities of the compensation committee to committees of their own denomination, provided that the committees are composed entirely of independent directors. Any such committee must have a published committee charter.

Nothing in this provision should be construed as precluding discussion of CEO compensation with the board generally, as it is not the intent of this standard to impair communication among members of the board.

6. **Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.**

Commentary: The Exchange will apply the requirements of Rule 10A-3 in a manner consistent with the guidance provided by the Securities and Exchange Commission in SEC Release No. 34-47654 (April 1, 2003). Without limiting the generality of the foregoing, the Exchange will provide companies the opportunity to cure defects provided in Rule 10A-3(a)(3) under the Exchange Act.

7. **(a) The audit committee must have a minimum of three members.**

<u>Commentary:</u> Each member of the audit committee must be financially literate, as such qualification is interpreted by the listed company's board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee. In addition, at least one member of the audit committee must have accounting or related financial management expertise, as the listed company's board interprets such qualification in its business judgment. While the Exchange does not require that a listed company's audit committee include a person who satisfies the definition of audit committee financial expert set out in Item 401(h) of Regulation S-K, a board may presume that such a person has accounting or related financial management expertise.

Because of the audit committee's demanding role and responsibilities, and the time commitment attendant to committee membership, each prospective audit committee member should evaluate carefully the existing demands on his or her time before accepting this important assignment. Additionally, if an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination in the listed company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC.

(b) In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

(c)The audit committee must have a written charter that addresses:

(i) the committee's purpose – which, at minimum, must be to:

(A) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the listed company's internal audit function and independent auditors; and

(B) prepare an audit committee report as required by the SEC to be included in the listed company's annual proxy statement;

(ii) an annual performance evaluation of the audit committee; and

(iii) the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act , as well as to:

(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the listed company;

Commentary: After reviewing the foregoing report and the independent auditor's work throughout the year, the audit committee will be in a position to evaluate the auditor's qualifications, performance and independence. This evaluation should include the review and evaluation of the lead partner of the independent auditor. In making its evaluation, the audit committee should take into account the opinions of management and the listed company's internal auditors (or other personnel responsible for the internal audit function). In addition to assuring the regular rotation of the lead audit partner as required by law, the audit committee should further consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself. The audit committee should present its conclusions with respect to the independent auditor to the full board.

(B) meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

(C) discuss the listed company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

Commentary: The audit committee's responsibility to discuss earnings releases, as well as financial information and earnings guidance, may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made). The audit committee need not discuss in advance each earnings release or each instance in which a listed company may provide earnings guidance.

(D) discuss policies with respect to risk assessment and risk management;

Commentary: While it is the job of the CEO and senior management to assess and manage the listed company's exposure to risk, the audit committee must discuss guidelines and policies to govern the process by which this is handled. The audit committee should discuss the listed company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The audit committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken. Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee.

(E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

Commentary: To perform its oversight functions most effectively, the audit committee must have the benefit of separate sessions with management, the independent auditors and those responsible for the internal audit function. As noted herein, all listed companies must have an internal audit function. These separate sessions may be more productive than joint sessions in surfacing issues warranting committee attention.

(F) review with the independent auditor any audit problems or difficulties and management's response;

Commentary: The audit committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. Among the items the audit committee may want to review with the auditor are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the listed company. The review should also include discussion of the responsibilities, budget and staffing of the listed company's internal audit function.

(G) set clear hiring policies for employees or former employees of the independent auditors; and

Commentary: Employees or former employees of the independent auditor are often valuable additions to corporate management. Such individuals' familiarity with the business, and personal rapport with the employees, may be attractive qualities when filling a key opening. However, the audit committee should set hiring policies taking into account the pressures that may exist for auditors consciously or subconsciously seeking a job with the company they audit.

(H) report regularly to the board of directors.

Commentary: The audit committee should review with the full board any issues that arise with respect to the quality or integrity of the listed company's financial statements, the company's compliance with legal or regulatory requirements, the performance and independence of the company's independent auditors, or the performance of the internal audit function.

General Commentary to Section 303A.07(c): While the fundamental responsibility for the listed company's financial statements and disclosures rests with management and the independent auditor, the audit committee must review: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes in the company's selection or application of accounting principles, and major issues as to the adequacy of the company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the listed company; and (D) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as review any financial information and earnings guidance provided to analysts and rating agencies.

(d) Each listed company must have an internal audit function.

Commentary: Listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management processes and system of internal control. A listed company may choose to outsource this function to a third party service provider other than its independent auditor.

General Commentary to Section 303A.07: To avoid any confusion, note that the audit committee functions specified in Section 303A.07 are the sole responsibility of the audit committee and may not be allocated to a different committee.

8. No change.

9. Listed companies must adopt and disclose corporate governance guidelines.

Commentary: No single set of guidelines would be appropriate for every listed company, but certain key areas of universal importance include director qualifications and responsibilities, responsibilities of key board committees, and director compensation. Given the importance of corporate governance, each listed company's website must include its corporate governance guidelines and the charters of its most important committees (including at least the audit, and if applicable, compensation and nominating committees). The listed company must state in its annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC that the foregoing information is available on its website, and that the information is available in print to any shareholder who requests it. Making this information publicly available should promote better investor understanding of the listed company's policies and procedures, as well as more conscientious adherence to them by directors and management.

The following subjects must be addressed in the corporate governance guidelines:

- **Director qualification standards.** These standards should, at minimum, reflect the independence requirements set forth in Sections 303A.01 and .02. Companies may also address other substantive qualification requirements, including policies limiting the number of boards on which a director may sit, and director tenure, retirement and succession.

- **Director responsibilities.** These responsibilities should clearly articulate what is expected from a director, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

- **Director access to management and, as necessary and appropriate, independent advisors.**

- **Director compensation.** Director compensation guidelines should include general principles for determining the form and amount of director compensation (and for reviewing those principles, as appropriate). The board should be aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary. Similar concerns may be raised when the listed company makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director. The board should critically evaluate each of these matters when determining the form and amount of director compensation, and the independence of a director.

- **Director orientation and continuing education.**

- **Management succession.** Succession planning should include policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO.

- **Annual performance evaluation of the board.** The board should conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively.

10. Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Commentary: No code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee. However, such a code can focus the board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help to foster a culture of honesty and accountability.

Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. This disclosure requirement should inhibit casual and perhaps questionable waivers, and should help assure that, when warranted, a waiver is accompanied by appropriate controls designed to protect the listed company. It will also give shareholders the opportunity to evaluate the board's performance in granting waivers.

Each code of business conduct and ethics must also contain compliance standards and procedures that will facilitate the effective operation of the code. These standards should ensure the prompt and consistent action against violations of the code. Each listed company's website must include its code of business conduct and ethics. The listed company must state in its annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the SEC that the foregoing information is available on its website and that the information is available in print to any shareholder who requests it.

Each listed company may determine its own policies, but all listed companies should address the most important topics, including the following:

- **Conflicts of interest.** A "conflict of interest" occurs when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company. Loans to, or guarantees of obligations of, such persons are of special concern. The listed company should have a policy prohibiting such conflicts of interest, and providing a means for employees, officers and directors to communicate potential conflicts to the listed company.

- **Corporate opportunities.** Employees, officers and directors should be prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the company. Employees, officers and directors owe a duty to the company to advance its legitimate interests when the opportunity to do so arises.

- **Confidentiality.** Employees, officers and directors should maintain the confidentiality of information entrusted to them by the listed company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.

- **Fair dealing.** Each employee, officer and director should endeavor to deal fairly with the company's customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Listed companies may write their codes in a manner that does not alter existing legal rights and obligations of companies and their employees, such as "at will" employment arrangements.

- **Protection and proper use of company assets.** All employees, officers and directors should protect the company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the listed company's profitability. All company assets should be used for legitimate business purposes.

- **Compliance with laws, rules and regulations (including insider trading laws).** The listed company should proactively promote compliance with laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal, and should be dealt with decisively.

- **Encouraging the reporting of any illegal or unethical behavior.** The listed company should proactively promote ethical behavior. The company should encourage employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. To encourage employees to report such violations, the listed company must ensure that employees know that the company will not allow retaliation for reports made in good faith.

11. Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Commentary: Foreign private issuers must make their U.S. investors aware of the significant ways in which their corporate governance practices differ from those required of domestic companies under NYSE listing standards. However, foreign private issuers are not required to present a detailed, item-by-item analysis of these differences. Such a disclosure would be long and unnecessarily complicated. Moreover, this requirement is not intended to suggest that one country's corporate governance practices are better or more effective than another. The Exchange believes that U.S. shareholders should be aware of the significant ways that the governance of a listed foreign private issuer differs from that of a U.S. listed company. The Exchange underscores that what is required is a brief, general summary of the significant differences, not a cumbersome analysis.

Listed foreign private issuers may provide this disclosure either on their web site (provided it is in the English language and accessible from the United States) and/or in their annual report as distributed to shareholders in the United States in accordance with Sections 103.00 and 203.01 of the Listed Company Manual (again, in the English language). If the disclosure is only made available on the web site, the annual report shall so state and provide the web address at which the information may be obtained.

12. **(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.**

Commentary: The CEO's annual certification regarding the NYSE's corporate governance listing standards will focus the CEO and senior management on the listed company's compliance with the listing standards. Both this certification to the NYSE, including any qualifications to that certification, and any CEO/CFO certifications required to be filed with the SEC regarding the quality of the listed company's public disclosure, must be disclosed in the company's annual report to shareholders or, if the company does not prepare an annual report to shareholders, in the company's annual report on Form 10-K filed with the SEC.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

13. **The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.**

Commentary: Suspending trading in or delisting a listed company can be harmful to the very shareholders that the NYSE listing standards seek to protect; the NYSE must therefore use these measures sparingly and judiciously. For this reason it is appropriate for the NYSE to have the ability to apply a lesser sanction to deter companies from violating its corporate governance (or other) listing standards. Accordingly, the NYSE may issue a public reprimand letter to any listed company, regardless of type of security listed or country of incorporation, that it determines has violated a NYSE listing standard.

For companies that repeatedly or flagrantly violate NYSE listing standards, suspension and delisting remain the ultimate penalties. For clarification, this lesser sanction is not intended for use in the case of companies that fall below the financial and other continued listing standards provided in Chapter 8 of the Listed Company Manual or that fail to comply with the audit committee standards set out in Section 303A.06. The processes and procedures provided for in Chapter 8 govern the treatment of companies falling below those standards.

Corporate Governance Principles

I. Purpose

These Corporate Governance Principles, adopted by the Board of Directors of the Company, together with the charters of the Audit Committee, the Compensation Committee, the Environmental and Public Policy Committee, the Finance Committee and the Nominating and Governance Committee of the Board, provide the framework for the governance of Ford Motor Company. The Board will review these principles and other aspects of Ford governance annually or more often, as the Board deems necessary or appropriate.

The Board of Directors of the Company is elected by and responsible to the shareholders. Ford's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (the CEO) and the oversight of the Board, to enhance the long-term value of the Company for its shareholders. The Board of Directors monitors the performance of the CEO and senior management to assure that the long-term interests of the shareholders are being served.

II. Board of Directors Structure and Operations/Board Compensation

Selection Process and Size of Board

The directors are elected each year by the shareholders at the annual meeting of shareholders. Shareholders may propose nominees (other than self-nominations) for consideration by the Nominating and Governance Committee of the Board by submitting the names, qualifications, and other supporting information to: Secretary, Ford Motor Company, One American Road, Dearborn, MI 48126. Properly submitted nominations must be received by the date set forth in the most recent proxy statement to be considered by the Nominating and Governance Committee for inclusion in the following year's nominations for election.

The Board proposes a slate of nominees to the shareholders for election to the Board. The Board also determines the number of directors on the Board, provided that there are at least 10 and not more than 20 directors, as provided in the By-Laws of the Company. Between annual shareholder meetings, the Board may elect directors to vacant Board positions to serve until the next annual meeting.

Qualifications

Directors should possess the highest personal and professional ethical standards, integrity and values, and be committed to representing the long-term interests of the shareholders. Directors must also have practical wisdom and mature judgment. Directors must be objective and inquisitive. Ford recognizes the value of diversity and we endeavor to have a diverse Board, with experience in business, government, education and technology, and in areas that are relevant to the Company's global activities. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. Directors should be prepared to offer their resignation in the event of any significant change in their personal circumstances that could affect the discharge of their responsibilities as directors of the Company, including a change in their principal job responsibilities.

Ordinarily, directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the Ford board, and other directors should not serve on more than four other boards of public companies in addition to the Ford board. Board members who held directorships in excess of these limits at the time of the adoption of these Corporate Governance Principles may maintain such directorships unless the Board determines that doing so would impair the director's discharge of his or her responsibilities on the Ford board.

Because of the value the Board places on having directors who are knowledgeable about the Company and its operations, the Board does not believe that arbitrary term limits on directors' service are appropriate.

In accordance with the By-Laws of the Company, a director will not be nominated for election to the Board after his or her 72nd birthday, although a waiver of this limitation may be granted by the full Board.

Independence of Directors

A majority of the directors must be independent directors under the New York Stock Exchange (NYSE) Listed Company rules or any other applicable regulatory requirements, as such requirements may change from time to time. The Board of Directors recognizes, however, that directors who do not meet the NYSE's independence standards have historically made, and can be expected to continue to make, valuable contributions to the Board and to the Company by reason of their experience, judgment, intelligence and wisdom.

To be considered independent under the NYSE rules, the Board must determine that a director does not have any direct or indirect material relationship with Ford. The Board has established the following guidelines to assist it in determining director independence in accordance with the NYSE rules:

- No director who is an employee or a former employee of the Company can be independent until 3 years after termination of such employment.
- No director who is, or in the past 3 years has been, affiliated with, or employed by, the Company's present or former independent auditor can be independent until 3 years after the end of the affiliation, employment or auditing relationship.
- No director can be independent if he or she is, or in the past 3 years has been, part of an interlocking directorship in which an executive officer of the Company serves on the compensation committee of another company that employs the director.
- No director can be independent if he or she is receiving, or in the last three years has received, more than $100,000 during any 12-month period in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- Directors with immediate family members in the foregoing categories are subject to the same 3-year restriction.

- The following commercial, charitable and educational relationships will not be considered to be material relationships that would impair a director's independence:

  (i) if within the preceding three years a Ford director was an executive officer or employee of another company (or an immediate family member of the director was an executive officer of such company) that did business with Ford and either: (a) the annual sales to Ford were less than the greater of $1 million or two percent of the total annual revenues of such company, or (b) the annual purchases from Ford were less than the greater of $1 million or two percent of the total annual revenues of Ford, in each case for any of the three most recently completed fiscal years;

  (ii) if within the preceding three years a Ford director was an executive officer of another company which was indebted to Ford, or to which Ford was indebted, and either: (a) the total amount of such other company's indebtedness to Ford was less than two percent of the total consolidated assets of Ford, or (b) the total amount of Ford's indebtedness to such other company was less than two percent of the total consolidated assets of such other company, in each case for any of the three most recently completed fiscal years; and

  (iii) if within the preceding three years a Ford director served as an executive officer, director or trustee of a charitable or educational organization, and Ford's discretionary contributions to the organization were less than the greater of $1 million or two percent of that organization's total annual discretionary receipts for any of the three most recently completed fiscal years. (Ford's automatic matching of charitable contributions will not be included in the amount of Ford's contributions for this purpose.)

- The Board will review annually all commercial, charitable, and educational relationships between the Company and its directors. The Board's determination of each director's independence will be disclosed annually in the Company's proxy statement.

- For relationships not qualifying within guidelines (ii) and (iii) above, the determination of whether the relationship is material, and therefore whether the director is independent, shall be made by the directors who satisfy the above independence guidelines. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical standards of immateriality set forth in the above guidelines.

The Company will not make any personal loans or extensions of credit to directors or executive officers, other than consumer loans or credit card-type services on terms offered to the general public.

Board Committees

The Board has established the following Committees to assist the Board in discharging its responsibilities: (i) Audit, (ii) Compensation, (iii) Environmental and Public Policy, (iv) Finance, and (v) Nominating and Governance. The current charters of these Committees are published on the Ford public website, and will be mailed to shareholders on written request. The Committee chairs report on the matters considered at each of their meetings to the full Board of Directors following each Committee meeting.

In addition to the requirement that a majority of the Board satisfy the independence standards discussed above, members of the Audit Committee must also satisfy additional independence requirements.

Specifically, Audit Committee members may not directly or indirectly receive any compensation from the Company other than their directors' compensation.

Compensation of Board

The Nominating and Governance Committee shall have the responsibility for recommending to the Board compensation for non-employee directors. In discharging this duty, the Nominating and Governance Committee shall be guided by the following: (i) compensation should be competitive and fairly compensate directors for the time and effort required of Board and Committee members in a company of Ford's considerable size and scope; (ii) compensation should align directors' interests with the long-term interests of shareholders; and (iii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Each year, the Nominating and Governance Committee shall review non-employee director compensation.

Director Orientation and Continuing Education

The Company shall provide an orientation for new directors, and shall periodically provide materials or briefing sessions for all directors on subjects that would assist them in discharging their duties. Each new director shall, within six months of election to the Board, spend a day at corporate headquarters for personal briefings by senior management on the Company's strategic plans, its financial statements, and its key policies and practices. Any other director may also attend these orientation sessions. All directors will be offered the opportunity to participate in continuing education programs.

Access to Senior Management

Non-employee directors shall have full and complete access to the senior managers of the Company and, if desired, without the supervisors of such senior managers present.

Access to Independent Advisors

The Board and its Committees shall have the right at any time to retain independent outside financial, legal or other advisors at Company expense.

III. Meetings

The Board of Directors ordinarily has 8 scheduled meetings a year. Directors ordinarily are expected to attend all scheduled Board and Committee meetings, the annual meeting of shareholders, and are expected to review the materials provided to them in advance of each meeting.

The Board shall be responsible for its agenda. Each year, the Chairman will propose for the Board's approval key issues of strategy, risk and corporate reputation to be scheduled and discussed during the course of the year. The Board will be invited to offer its suggestions. As a result of this process, a schedule of major discussion items for the each year will be established.

The non-employee directors ordinarily will meet for a period of time at each regularly scheduled Board meeting without management present. The directors have determined that the independent director with the longest tenure on the Board will preside at such meetings, and also will serve as the presiding director in performing such other functions as the Board may direct, including advising on the selection of committee chairs and advising the Chairman on the agenda for Board meetings. The non-employee directors may meet without management present at such other times as determined by the presiding director or at the request of any non-employee director.

The presiding director will, from time to time, and following consultation with the Chairs of the Committees of the Board and the other directors, discuss with the Chairman potential items for inclusion in the agendas of future meetings of the Board of Directors.

IV. Responsibilities and Duties

CEO/Management Oversight and Compensation

In addition to the Board's general oversight of the CEO and senior management, the Board also is responsible for:

- selecting, evaluating and compensating the CEO and overseeing CEO succession planning;
- providing counsel and oversight on the selection, evaluation, development and compensation of the officers of the Company; and
- approving and maintaining a succession plan for the CEO and other key senior executives, including an emergency succession plan for the CEO.

Business, Product and Strategic Matters/Compliance with Law and Company Policy

As part of its overall responsibility to serve the long-term interests of the shareholders, the Board also shall:

- review, approve and monitor fundamental financial and business strategies and major Company actions;
- review and discuss reports by management on the performance of the Company, its plans, products and prospects;
- assess major risks facing the Company -- and review and approve strategies for addressing such risks; and
- ensure processes are in place for maintaining the integrity and reputation of the Company --- the integrity of the financial statements, compliance with law and Company policy, the integrity of relationships with customers and suppliers, and the integrity of relationships with other Company stakeholders.

Conflicts of Interest and Concern Reporting

The Board expects Ford directors, as well as officers and employees, to act ethically at all times and in accordance with applicable Company codes of ethics. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the Chairman and the presiding director. If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests. The Board shall resolve any conflict of interest question involving the Chairman, or a Board member, and the Board or a designated committee thereof comprised of independent directors shall resolve any conflict of interest question involving any other officer of the Company.

Any person who wants to send a written communication to the Board, including any person who has a concern about Ford's conduct, or about the Company's accounting, internal accounting controls or auditing matters, may send a communication to the Board, any non-employee director, or to the Audit Committee. Such communications may be confidential or anonymous, and may be e-mailed or submitted in writing, to special addresses that will be published on the Company's public website (www.ford.com). All such communications will be reviewed and addressed by Ford's Compliance Office, with the assistance, as appropriate, of Human Resources, the General Auditor's Office and Executive Operations, in the same way that the Company addresses other similar concerns. The status of all outstanding communications addressed to the Board , the non-employee directors, or the Audit Committee will be reported to the directors, the Audit Committee or the Nominating and Governance Committee, as appropriate, on a quarterly basis. The Board , the Audit Committee or the Nominating and Governance Committee may decide to address any such communication outside of normal Company practices and procedures, including the retention of outside advisors or counsel at Company expense. Company policy expressly prohibits any employee from retaliating or taking any adverse action against anyone who, in good faith, raises or helps to resolve integrity or other corporate concerns.

V. Annual Performance Evaluation

The Board and each of the Committees will perform an annual self-evaluation. Each of the directors will be requested to provide his or her assessment of the effectiveness of the Board and the Committees on which he or she serves. If determined by the Board to be desirable, the Board may retain independent corporate governance experts to assist the Board and the Committees with the self-evaluations.

March 2004

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company No-Action Request, Supplement 2
Rule 14a-8 Proposal: Independent Committee
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

Incredulously the company appears to claim that there is a Chinese wall between the Ford family shareholders and the Ford family management of the company. The Ford family management of the company includes the Chairman/CEO and three Directors.

The company does not even hint that the Ford family shares have even once been voted on different sides of the same ballot item since 1903.

This proposal is merely asking for a "policy."
RESOLVED: Shareholders request that our Board of Directors adopt a *policy*, formalized as corporate governance *policy* or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to our company. (Emphasis added)

Policy is "an overall plan, principle, or guideline" according to the FindLaw dictionary.
Reference: http://dictionary.lp.findlaw.com/

A policy is a *guiding* principle. According to Merriam-Webster OnLine a policy is "a definite course or method of action selected from among alternatives and in light of given conditions to *guide* and determine present and future decisions." In other words a policy is a *guide* to future decisions. A policy is not a law or a bylaw. (Emphasis added)

Clearly the company has the power to implement this proposal as the policy it explicitly is.

The company makes a gratuitous statement that it would be a strict-constructionist in implementing a shareholder proposal. There is no enforcement mechanism to insure that the company would uphold this representation. The company cites no example since 1903 of adopting a shareholder proposal in any manner whatsoever.

The company argument would inscrutably allow the existence of any nominating committee to stand-in for this proposal topic even if such nominating committee failed to include one agenda item on the topic of this proposal for a number of years.

For the above reasons, and the reasons in the January 21, 2005 and February 4, 2005 shareholder letters, it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
Peter Sherry, Jr.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Committee
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

Since the Ford family controls 40% of the voting power it is particularly incredulous for the company to claim that the company lacks the power to elect a few independent directors for a board committee. According to The Corporate Library exhibit, "Holders of Class B Stock [the Ford family] have the remaining 40% of the general voting power."

In practice shareholders only have the power to withhold votes from the candidates that the company puts on the ballot. It is highly unlikely that any other party would spend the vast sums to put forth a viable candidate at a $25 billion company where the founding family controls 40% of the voting power.

Don't Call Them Elections

An editorial in the 1/10/05 edition of Pensions & Investments advises the SEC that until they open up the corporate proxy to shareholder nominees for directors, "it ought to declare that companies can no longer use the term 'election' in regard to shareholder voting for candidates to the board of directors. Instead, the process should be called a ratification, just as shareholders now ratify - rather than elect - auditors."

We agree, under the current [rules] shareholders can now only "withhold" votes or go through an extremely expensive process by forcing a proxy contest using a separate ballot. Corporate elections are not elections in any meaningful sense; calling them elections attempts to lend legitimacy to a process that can no longer be justified.

Reference: http://www.corpgov.net/news/news.html

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

What if 100%-of-the-Time Compliance Can't Be Guaranteed

According to the company argument the company has an out on publishing any shareholder proposal in the unlikely event it cannot guarantee compliance 100% of the time. If this is accepted companies could now assert that their boards cannot guarantee 100%-of-the-time compliance of a number of key governance issues because boards cannot guarantee that a board meeting would not be struck by an earthquake or a tsunami. In such a case a company could argue that it would not be able to guarantee that it had any directors at all – at least temporarily – hence the slippery slope to a new company loophole to exclude established shareholder proposals.

Thus according to the company reasoning shareholder proposals on the following topics would henceforth be excluded because no board could guarantee compliance 100% of the time:

Increase Board Diversity
Increase Board Independence
Lead Director
Independent Chairman
Director stock ownership requirement

Of interest is that the company fails to claim that the company is completely powerless to implement the proposal. Or that the company would fail in every attempt it made to implement the proposal. The company more than likely has the power to implement the proposal through repeated attempts to implement the proposal by using all the powers and resources available to the board to recruit but one suitable director at a time. The company has the power to implement this proposal on an evergreen renewable basis.

The company gives no guarantee that it is completely powerless to implement this proposal on a renewable basis.

Additionally the company no action request is incomplete because it fails to address the number of present directors who would be qualified to serve on the proposed board committee.

If the company argues that the current Nominating Committee substantially implements this proposal this would seem to be an implicit admission that the company already has directors qualified by the standard specified by this proposal.

According to the company argument virtually any company with a significant family holding has already implemented this proposal if the company has a Nominating Committee that can review ethics. The company argument would apparently allow a nominating committee to stand-in for this proposal topic even if such committee failed to include one agenda item on the topic of this proposal for a number of years.

There is a vast difference for a committee to be focused on the one issue of this proposal compared to a committee that can go on for years without addressing the issue of this proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
Peter Sherry, Jr.

Last updated 12/16/2004.

BASIC CEO COMPENSATION

▲ CEO Compensation C

Exclusive Shares Held:	1,612,146
Base Salary:	$0
Annual Bonus:	$0
Other Annual Comp:	$174,361
TOTAL ANNUAL COMP:	$174,361
LTIP Payout:	$0
All Other Comp:	$0
Restricted Stock:	$1,503,391
Options Value Realized:	$0
TOTAL COMPENSATION:	$1,677,752
Shares to Salary Multiple:	0.00
Variable Pay as % of Total:	89.61%
Variable Pay as Stock:	100.00%
CEO Contract Available?	No

TAKEOVER DEFENSES

▲ Takeover Defenses D

Charter Bylaws

Board Accountability

Effective Classified (Staggered) Board?	No
Classified (Staggered) Board?	No
Multiple Classes of Common Stock?	Yes

Multiple Class Stock Notes

Holders of common stock and holders of Class B Stock will vote together without regard to class on the matters to be voted upon at the meeting. Holders of common stock have 60% of the general voting power. Holders of Class B Stock have the remaining 40% of the general voting power. Each outstanding share of common stock will be entitled to one vote on each matter to be voted upon. The number of votes for each share of Class B Stock is calculated each year in accordance with the Company's Restated Certificate of Incorporation. At this year's meeting, each outstanding share of Class B Stock will be entitled to 16.561 votes on each matter to be voted upon.

Director Removal Only for Cause?	No
Vote Required to Remove For Cause:	51%
Vote Required to Remove Without Cause:	51%
Shareholders Can Fill Board Vacancies?	Yes

Board Vacancy Notes

Shareholder Voting and Action Rights

Vote Required to Call	30%

▲ Accounting B

Accounting Indicator	Red Flags?
Accounting Changes:	No
Earnings to Sale of Assets Ratio:	No
Inventory to Sales Ratio:	Yes
Profit to Sales Ratio:	No
Unusual Sales Ratio:	No
Discontinued Operations = Positive:	No
Discontinued Operations = Negative:	Yes
Depreciation:	No
Restructuring Charges:	No
Write-offs & Other Special Charges:	No

Additional Notes & Comments

Please note that these accounting ratings are intended for use as 'red flags' only. They suggest the need for further research, but should not be regarded as conclusive. In this particular case our screens highlight the following areas of potential concern:

- The company has reported that discontinued operations have had a negative impact on the firm, which should be studied more closely.
- Total inventory to sales ratios for the most recently available quarter have exceeded expected ranges and should be reviewed more closely.

STRATEGIC DECISIONMAKING

▲ Strategic Decisionmaking B

Merger & Acquisition Activity

Ford Motor Company (F) & Bayerische Motoren Werke AG (BMW40)

Date Announced:	3/17/2000
Date Closed:	6/30/2000
Transaction Type:	Undisclosed
Deal Type:	Divestiture
Share Price Offer:	
Value Announced:	$3,000,000,000
Value Closed:	$2,910,000,000
Debt Incurred:	
Pctg Acquired:	100%
Hostile or Friendly?	Friendly
Status:	Closed
Buyer:	Ford Motor Company
Buyer MarketCap at Announcement:	$53,113,347,656

3- Form Independent Committee to Address Ford Family Conflicts with Shareholders

RESOLVED: Form Independent Committee to Address Ford Family Conflicts with Shareholders. In other words form an Independent Board Committee to prevent conflicts of interest between Ford Family shareholders and regular shareholders. Ford shareholders request a policy to establish a committee of strictly independent directors to evaluate (before the fact if possible) and make recommendations regarding any question of conflict of interest between Ford family shareholders and regular shareholders. The standard of independence is that of the Council of Institutional Investors www.cii.org updated in 2004. And formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company.

The initial reason for this proposal topic was the Ford Recapitalization Agreement which was submitted to shareholders in August 2000. Major institutional investors opposed this Ford plan.

The TIAA-CREF teachers retirement fund, and leading state retirement funds in California and New York objected to the recapitulation plan because it put regular shareholders at a further disadvantage to Ford family shareholders.

The Ford Family was allowed to control 40% of the voting power while cutting their Ford stock holdings by 28%. Ford Family shares were allowed 16-votes per share compared to the one-vote per share for regular shareholders.

$8 Million Profit for Mr. William Ford

An additional reason for an independent committee was the 2002 revelation that Goldman Sachs gave hot Initial Public Offering (IPO) shares to William Clay Ford, Jr. This resulted in an initial paper profit of $8 million. Former Enron Chairman Ken Lay and former Tyco CEO Dennis Kozlowski (who faced charges in court that he looted Tyco) were allowed to buy Goldman IPO shares – but not as many shares as Mr. Ford. Mr. Ford's transaction was among those labeled as "corrupt practices" by the House Financial Services Committee, *USA Today*, December 13, 2002. Furthermore Goldman Sachs Group President John Thornton sat on the Ford board.

IPO allocations were widespread to executives of investment-banking clients, such as Mr. Ford while ordinary investors were routinely denied access to IPOs. Ford shareholder Roger Berger asked our board to demand that Mr. Ford give his company the profits from his purchase of 400,000 Goldman IPO shares.

I believe that Mr. Ford has not resolved this by giving his windfall IPO profits to charity. These profits belong to Ford shareholders. Ford shareholders had no voice in deciding who would get this multimillion dollar windfall and received no credit for this donation.

I believe Mr. Ford's conduct here is too similar to the conduct of Mr. Kozlowski, who was charged with looting Tyco. Mr. Kozlowski used more than $40 million of Tyco funds to make charitable contributions that either benefited him or that he represented as his personal donations, *Business Week*, Dec. 1, 2003.

These further developments adds to the reasons for an Independent Committee to prevent Ford Family conflicts.

Form Independent Committee to Address Ford Family Conflicts with Shareholders
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Independent Committee
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

Since the Ford family controls 40% of the voting power it is particularly incredulous for the company to claim that the company lacks the power to elect a two independent directors for a board committee. According to The Corporate Library exhibit, "Holders of Class B Stock [the Ford family] have the remaining 40% of the general voting power."

In practice shareholders only have the power to withhold votes from the candidates that the company puts on the ballot. It is highly unlikely that any other party would spend the vast sums to put forth a viable candidate at a $25 billion company where the founding family controls 40% of the voting power.

The large company board, allowing up to 20 directors, makes it all the more unlikely that the company has the power to elect two independent directors for an independent committee.

The Ford Motor (F) board now consists of 16 directors according to The Corporate Library. Furthermore the Board can be expanded to 20 directors according to the company bylaws. Thus the company could nominate 4 new independent directors at the 2005 annual meeting.

The following is from the company bylaws:

FORD MOTOR COMPANY

BY-LAWS

As Amended Through October 10, 2002

ARTICLE III

BOARD OF DIRECTORS

Section 1. Number, Term of Office and Eligibility.

Except as provided by the laws of the State of Delaware or by the Certificate of Incorporation, as amended, the business and the property of the Company shall be managed by or under the direction of a Board of not less than ten and not more than *twenty directors*, the exact number of which shall be fixed from time to time by resolution of the Board. (Emphasis added)

In reality directors are not elected; directors are ratified.

Election? .... When a 99% withhold vote means a director keeps his board seat?
ICN to Push For More Democratic Corporate Elections

Dow Jones Newswires report that the International Corporate Governance Network will convene a working group to explore how to change how corporate boards are elected. The default at U.S. companies is plurality voting where even a 99% withhold vote doesn't stop a nominee from being elected.

Reference: http://www.corpgov.net/news/news.html

Don't Call Them Elections

An editorial in the 1/10/05 edition of Pensions & Investments advises the SEC that until they open up the corporate proxy to shareholder nominees for directors, "it ought to declare that companies can no longer use the term 'election' in regard to shareholder voting for candidates to the board of directors. Instead, the process should be called a ratification, just as shareholders now ratify – rather than elect – auditors."

We agree, under the current [rules] shareholders can now only "withhold" votes or go through an extremely expensive process by forcing a proxy contest using a separate ballot. Corporate elections are not elections in any meaningful sense; calling them elections attempts to lend legitimacy to a process that can no longer be justified.

Reference: http://www.corpgov.net/news/news.html

"As it stands now ... in routine, uncontested situations, even one vote could send a nominee to the board."

Source: New Movement Afoot To Democratize Director Elections
http://online.wsj.com/article/0,,BT_CO_20050121_007659,00.html
January 21, 2005 5:48 p.m.
Dow Jones Newswires

Additionally the company no action request is incomplete because it fails to address the number of present directors who would be qualified to serve on the proposed board committee.

If the company argues that the current Nominating Committee substantially implements this proposal this would seem to be an implicit admission that the company already has directors qualified by the standard specified by this proposal.

According to the company argument virtually any company with a significant family holding has already implemented this proposal if the company has a Nominating Committee that can review ethics. The company argument would apparently allow a nominating committee to stand-in for this proposal topic even if such committee failed to include one agenda item on the topic of this proposal for a number of years.

There is a vast difference for a committee to be focused on the one issue of this proposal compared to a committee that can go on for years without addressing the issue of this proposal.

For the above reasons, and the reasons in the January 21, 2005 shareholder letter, it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
Peter Sherry, Jr.



Secretary

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

Reference is made to the letter dated January 21, 2005, of Mr. John Chevedden in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 12, 2005, regarding the shareholder proposal submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "Proponents") to require the Company's Board of Directors to form a committee of independent directors, as defined by the Council of Institutional Investors, to prevent conflicts of interest between holders of Class B Stock and holders of common stock (the "Proposal"). The Proponents have asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We do not believe that Mr. Chevedden provides any persuasive arguments to support his request that the Staff deny the Company's No-Action Request. Mr. Chevedden states that since the holders of Class B Stock control 40% of the voting power it is "particularly incredulous for the **company** to claim that the **company** lacks the power to elect a few independent directors for a board committee" (emphasis added). Apparently Mr. Chevedden is under the false belief that the Company has the ability to control the votes of the holders of Class B Stock and, thus, is able to direct such holders to vote their shares for particular directors. Obviously, this is not the case. The Proponents submitted the Proposal to the Company, not the holders of Class B Stock. Consequently, Mr. Chevedden must understand that the Company does not control how the holders of Class B Stock vote any more than the Company controls Mr. Chevedden's vote or the vote of any other holder of common stock. As stated in our letter of January 12, 2005, the proposal is beyond the power of the Company to implement and we respectfully request the Staff to concur in its omission pursuant to Rule 14a-8(i)(6).

Mr. Chevedden also argues that should the Staff not grant Ford's No-Action Request, companies will be able to exclude almost any proposal because 100% compliance can never be guaranteed. Thus, in his view, the slippery slope will have been sufficiently greased and the entire Rule 14a-8 shareholder proposal structure will crumble as if hit by an earthquake. Of course, such hyperbole has no place in a serious discussion of the issues presented by the Proposal.

The Company did not draft the Proposal, the Proponents did. The Proponents requested that the committee of "independent" directors meet the 2004 Council of Institutional Investors ("CII Standard"). Now, Mr. Chevedden is belatedly attempting to amend the Proposal by stating that the Company may implement the Proposal on an "evergreen renewable basis." Unfortunately for the Proponents, the Proposal does not provide the Company with any such flexibility. (Unfortunately for Mr. Chevedden, he has not indicated that the Proponents have granted him authority to amend the Proposal, nor do we admit that, even if amended, it would be eligible for inclusion in our Proxy materials.) The Proposal does not provide that the committee be appointed only when the Board currently has directors who meet the CII standard and are willing to serve. Ford requests the Staff to ignore Mr. Chevedden's late attempt to amend the Proposal and request the Staff to concur in the Proposal's exclusion from Ford's 2005 Proxy Materials for the reasons stated in the Company's No-Action Request of January 12, 2005.

With respect to Mr. Chevedden's comments regarding the Company's position that it has already substantially implemented the Proposal, we cannot determine whether or not Mr. Chevedden agrees with that position. To the extent that the Staff interprets Mr. Chevedden's letter as agreeing with the Company's position that the Nominating and Governance Committee substantially implements the Proposal, we respectfully request the Staff to concur in the omission of the Proposal from the Company's 2005 Proxy Materials.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my officer or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

cc: Mr. John Chevedden (via Federal Express)
Ray T. Chevedden (via Federal Express)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2005

The proposal relates to establishing a committee of independent directors to evaluate and make recommendations regarding potential conflicts of interest.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor

From: J [olmsted7p@earthlink.net]
Sent: Friday, March 18, 2005 1:00 AM
To: CFLETTERS@SEC.GOV
Cc: Sherry Jr., Peter (P.J.)
Subject: Ford Motor Company (F) Shareholder Position on Company Request for Reconsideration

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 17, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company Request for Reconsideration Rule 14a-8
Proposal: Independent Committee
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This is to respectfully request an opportunity to respond to the March 16, 2005 company request for reconsideration before the Staff issues a response letter. Please contact me by telephone or email if there are any questions.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Peter Sherry, Jr.

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, March 23, 2005 12:25 PM
To: CFLETTERS@SEC.GOV
Cc: Sherry Jr., Peter (P.J.)
Subject: Ford Motor Company (F): Shareholder Position on Company Request for Reconsideration

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company Request for Reconsideration Rule 14a-8
Proposal: Independent Committee
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The company claims an analogy on this proposal to the rule 14a-8 proposal submitted to Ford regarding an independent board chairman. Yet The Boeing Company (January 27, 2005) did not receive Staff concurrence to exclude regarding a similar proposal even upon reconsideration. The Boeing reconsideration is dated after the Ford Staff Response Letter. This is the text of the independent chairman proposal submitted to Boeing that did not receive Staff concurrence to exclude:
"RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors. In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw."

Source: The Boeing Company (January 27, 2005) The Boeing Company (March 10, 2005) (Reconsideration)

This is the similar text of the independent chairman proposal submitted to Ford:
"RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only

connection to our company."

In addition to the earlier shareholder supporting text the company already has a mechanism to ensure an Independent Chairman of the Board. First establish the qualification and tell the Chairman that he will be removed from office if he does not continue to meet the qualifications of office.
The company already has a means to replace the chairman if he subsequently fails to meet the qualifications of office. Additionally the company has the power and flexibility to appoint an interim Chairman if it is faced with an immediate decision to remove a Chairman.

The company may also have the added power and flexibility of rotating independent directors to be the Chairman just as companies now rotate directors to the office of lead director. This would enhance the power of the company to always ensure that a qualified candidate holds the office of Chairman.

One fault of the company March 16, 2005 letter is that it implicitly claims that assigning a current director to a committee requires the same level of effort as selecting a new Chairman of the Board, requires the same level of qualifications and that a committee membership requires the same time commitment as holding the office of Chairman. Or that temporarily not having one committee member on a committee of several members, which may have a few months between meetings, is of the same concern as not having a Chairman of the Board.

The company seems to have missed a number of key assertions to support its claim. The company does not claim that a three-member committee could not function temporarily with two members. The Company does not claim that qualifications for a committee member would have to equal that of a Chairman of the Board and that finding a qualified board member would be equally challenging. The company does not claim that the time commitment of a non-core Committee member would equal that of Chairman of the Board.

The company does not claim that at the company the Chairman of the Board office is reassigned to different directors as often as Board Committee memberships are reassigned. According to the company this board committee position would be a snap because the company claimed a current key Board Committee with a full-plate could do this work on the side.

With the burden of proof and at this late date the company has provided no evidence that seamlessly assigning a director to a committee requires the same attention as selecting a new Chairman of the Board. The company does not claim that this committee member position would be as challenging as the Chairman's position and as important to the company as the Chairman's position.

The irregular new rule 14a-8(i)(6) analogy the company cites, applying to an independent board chairman, has not even been tested for a year in the no action process. This new rule 14a-8(i)(6) analogy failed in The Boeing Company (January 27, 2005). Yet the company wants to extend the concept of this analogy to each member of non-key board committees which may have several members. This proposal does not concern the member of the key audit, nomination or compensation committee.

The company does not explain how it could resonably fail to staff such a committee given the large size of its current board 15 members and the company claims of the independence of its current board. New regulations also require the company to maintain higher director standards of independence than prior to 2001.

The company incongruously appears to claim that it has no "mechanism" to transfer a current director from a committee and transfer a new director to the same committee. The company does not claim that this committee would constantly have conflicts to resolve. The company suggests that work for this committee would be relatively rare.

The company does not claim that this committee would have to meet any set number of times a year. Thus the company may have added flexibility to delay in fully staffing the committee from time to time until an issue arose that required a committee meeting.

This proposal is merely asking for a "policy."
"RESOLVED: Form Independent Committee to Address Ford Family Conflicts with Shareholders. In other words form an Independent Board Committee to prevent conflicts of interest between Ford Family shareholders and regular shareholders. Ford shareholders request a policy to establish a committee of strictly independent directors to evaluate (before the fact if possible) and make recommendations regarding any question of conflict of interest between Ford family shareholders and regular shareholders. The standard of independence is that of the Council of Institutional Investors www.cii.org updated in 2004. And formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company."

Policy is "an overall plan, principle, or guideline" according to the FindLaw dictionary.
Reference: http://dictionary.lp.findlaw.com/

A policy is a guiding principle. According to Merriam-Webster OnLine a policy is "a definite course or method of action selected from among alternatives and in light of given conditions to guide and determine present and future decisions." In other words a policy is a guide to future decisions. A policy is not a law or a bylaw.

Clearly the company has the power to implement this proposal as the policy it explicitly is.

Under the definition of a policy the company is not obligated to conform to the policy at all times.

The company makes a gratuitous statement that it would be a strict-constructionist in implementing a shareholder proposal. There is no enforcement mechanism to insure that the company would uphold such representation. The company cites no example since 1903 of adopting a shareholder proposal in any manner whatsoever. The company has presented no evidence that it is consistently rigorous in implementing proposals or regulations that it strongly objects to.

It is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Peter Sherry, Jr.